FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Homestar Mortgage Acceptance Corp.
Exact Name of Registrant as Specified in Charter

0001257394
Registrant CIK Number

Form 8-K, March 5, 2004 Series 2004-1

333-107563

Name of Person Filing the Document
(If Other than the Registrant)

04020144

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMESTAR MORTGAGE ACCEPTANCE CORP.

By: Frank Plenskofski
Name: FRANK PLENSKOFSKI
Title: VP- Treasurer

Dated: March 5, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

HOMESTAR
MORTGAGE SERVICES

Homestar Mortgage Acceptance Corp., Asset-Backed Pass-Through Certificates, Series 2004-1*

Approximate Total Offered Size: $ 314,743,000

Home Star Mortgage Services, LLC
Seller and Servicer

Wells Fargo Home Mortgage, Inc.
Master Servicer

Homestar Mortgage Acceptance Corp.
Depositor

Tranche	Amount(1)	Int. Type / Class	Coupons	Ratings (S&P/Moody's)	WAL (Call/Mat)(2)
Class AV-1	$262,059,000	Floating Rate / Super Senior	1m Libor + [ ]%	AAA/Aaa	3.26 / 3.55 Yr
Class AV-2	$29,118,000	Floating Rate / Senior	1m Libor + [ ]%	AAA/Aaa	3.26 / 3.55 Yr
Class M-1	$5,378,000	Floating Rate / Mezz	1m Libor + [ ]%	AA+/Aa1	5.67 / 6.13 Yr
Class M-2	$4,745,000	Floating Rate / Mezz	1m Libor + [ ]%	AA/Aa2	5.67 / 6.06 Yr
Class M-3	$3,163,000	Floating Rate / Mezz	1m Libor + [ ]%	AA-/Aa3	5.67 / 5.96 Yr
Class M-4	$2,372,000	Floating Rate / Mezz	1m Libor + [ ]%	A+/A1	5.67 / 5.85 Yr
Class M-5	$1,582,000	Floating Rate / Mezz	1m Libor + [ ]%	A/A2	5.67 / 5.73 Yr
Class M-6	$3,163,000	Floating Rate / Mezz	1m Libor + [ ]%	A-/A3	5.46 / 5.46 Yr
Class M-7	$1,582,000	Floating Rate / Mezz	1m Libor + [ ]%	BBB+/Baa1	4.90 / 4.90 Yr
Class M-8	$1,581,000	Floating Rate / Mezz	1m Libor + [ ]%	BBB/Baa2	3.87 / 3.87 Yr

(1) Certificate sizes are subject to change (+/- 5%).
(2) Calculated based on the Pricing Speed
*All numbers are preliminary and subject to change.

Transaction Overview:

Sole Manager:	**Citigroup Global Markets Inc.**	Expected Pricing Date:	March 1, 2004
Rating Agencies:	S&P / Moody's	Expected Settlement Date:	March 5, 2004
Trustee:	HSBC Bank USA		
Trust Administrator:	Wells Fargo Bank, N.A.		

For Further Information:

Mortgage Finance	MBS Trading	MBS Structuring
Joel Katz (212) 723-6508	Jim De Mare (212) 723-6217	Mike Leung (212) 723-6325
Pavithra Jayaraman (212) 723-6386	Matthew Cherwin (212) 723-6217	
Ian Wesson (212) 723-6334		

Structure Summary

Title of Securities:	Homestar Mortgage Acceptance Corp., Asset-Backed Pass-Through Certificates, Series 2004-1
Offered Certificates:	Class AV-1, Class AV-2, Class M-1, Class, M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates
Non-Offered Certificates:	Class C, Class P and Class R Certificates
Class A Certificates:	Class AV-1 and Class AV-2 Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates
Seller and Servicer:	*Home Star Mortgage Services, LLC*
Master Servicer:	Wells Fargo Home Mortgage, Inc
Subservicer (Alt-A Mortgage Loans):	Cenlar FSB
Subservicer (Subprime Mortgage Loans):	Option One Mortgage Corporation
Depositor:	Homestar Mortgage Acceptance Corporation
Trustee:	HSBC Bank USA
Trust Administrator:	Wells Fargo Bank, N.A.
Cap Provider:	TBD
Mortgage Insurance Policy Provider:	Radian Guaranty, Inc.
Closing Date:	On or about March 5, 2004
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing April 26, 2004
Cut-off Date:	March 1, 2004
Record Date:	For the Offered Certificates the business day preceding the Distribution Date
Master Servicing Fee:	The Master Servicing Fee for the Mortgage Loans will be 0.0125%.
Servicing Fee (Alt-A Mortgage Loans):	The Servicing Fee for the fixed rate Alt-A Mortgage Loans will be 0.25% and the Servicing Fee for the adjustable rate Alt-A Mortgage Loans will be 0.375%, provided that for any adjustable rate Alt-A Mortgage Loan that has an initial period for which its interest rate is fixed the Servicing Fee will equal 0.25% during the initial fixed rate period. On and after the first interest rate adjustment date, for any such Mortgage Loan, the Servicing Fee will equal 0.375%.
Servicing Fee (Subprime Mortgage Loans):	The Servicing Fee for the Subprime Mortgage Loans will be 0.50%.
Administrative Fees:	The Master Servicing Fee, the related Servicing Fees, and the fee payable for those loans which are covered under the Mortgage Insurance Policy
Denomination:	$100,000 and multiples of $1 in excess thereof
SMMEA Eligibility:	The Offered Certificates (other than the Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates) will be SMMEA eligible.
ERISA Eligibility:	The Offered Certificates will be ERISA eligible.
Tax Status:	For Federal Income Tax Purposes, the Offered Certificates will represent ownership of REMIC regular interests and ownership interests in the Interest Rate Cap Agreement.

Structure Summary

Interest Payment Delay: The Offered Certificates have a 0 day delay.

Day Count: The Offered Certificates are Actual/360.

Accrued Interest: 0 days. The Offered Certificates will settle flat.

Interest Accrual Period: For any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

Structure: Floating-Rate Senior/Mezzanine/Overcollateralization Structure

Pricing Speed: 4% CPR growing to 18% CPR over 12 months for the fixed rate Mortgage Loans
25% CPR for the adjustable rate Mortgage Loans

Pass-Through Rate: The monthly Pass-Through Rate for the Offered Certificates on each Distribution Date will be the lesser of the Net WAC Rate and the following:

Class	Prior to Optional Termination Date	On or After Optional Termination Date
Class AV-1	1ml + [ ]	1ml + 2.0x [ ]
Class AV-2	1ml + [ ]	1ml + 2.0x [ ]
Class M-1	1ml + [ ]	1ml + 1.5x [ ]
Class M-2	1ml + [ ]	1ml + 1.5x [ ]
Class M-3	1ml + [ ]	1ml + 1.5x [ ]
Class M-4	1ml + [ ]	1ml + 1.5x [ ]
Class M-5	1ml + [ ]	1ml + 1.5x [ ]
Class M-6	1ml + [ ]	1ml + 1.5x [ ]
Class M-7	1ml + [ ]	1ml + 1.5x [ ]
Class M-8	1ml + [ ]	1ml + 1.5x [ ]

Net WAC Rate The weighted average of the Mortgage Rates on the Mortgage Loans as of the beginning of the related Due Period minus the aggregate Administrative Fee Rate. The Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

Principal Payments for Class A Certificates: Prior to the Stepdown Date, the Class A Certificates will receive all principal collected on the related mortgage loans unless the Class A Certificates are paid to zero.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Class A Certificates will be an amount such that the Class A Certificates will have approximately 15.90% of the current balance of the mortgage loans as credit enhancement (which is approximately 2x the initial target Senior Enhancement Percentage).

Principal Payments for Class M Certificates: The Class M Certificates will receive no principal payments before the Stepdown Date, unless the Class A Certificates are paid to zero. On or after the Stepdown Date and assuming no Trigger Event is in effect, principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Optional Termination: The Servicer will have the right, or if the Servicer does not exercise this right, the NIMS Insurer, if any, will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.

Interest Carry Forward Amount: As of any Distribution Date the sum of:

(x) the excess, if any, of the interest accrued at the related Pass-Through Rate and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(y) interest on such excess at the applicable Pass-Through Rate.

Structure Summary

Basis Risk Shortfall Carry-Forward Amount: For any distribution date and a class of Class A or Class M Certificates the sum of, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate, (ii) the unpaid portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carry-Forward Amount.

Excess Interest: Interest generated on the Mortgage Loans is expected to be more than the interest required to be distributed on the Offered Certificates, resulting in Excess Interest. Excess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Offered Certificates or to fund any Overcollateralization Increase Amount, will be distributable to the Class C Certificates.

Senior Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

- (i) the aggregate Certificate Principal Balance of the Class M Certificates, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, and
- (ii) the Overcollateralization Amount, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date by

(y) the outstanding principal balance as of the last day of the related Due Period.

Principal Remittance Amount: With respect to any Distribution Date, to the extent of funds available therefore as described herein, the amount equal to the sum (net of amounts reimbursable therefrom to the Master Servicer and the Servicer) of the following amounts with respect to the related Mortgage Loans and the immediately preceding Due Period: (i) each scheduled payment of principal on a mortgage loan due during such Due Period and received on or prior to the related Determination Date or advanced (by the Master Servicer or the Servicer as applicable) with respect thereto, (ii) all full and partial principal prepayments received during the related Prepayment Period, (iii) the liquidation proceeds (net of certain expenses) allocable to principal actually collected during the related Prepayment Period, (iv) the portion of the purchase price paid in connection with the repurchase of a mortgage loan allocable to principal of all repurchased mortgage loans with respect to such Prepayment Period, and (v) on the distribution date on which the trust is to be terminated in accordance with the pooling and servicing agreement, that portion of the termination price in respect of principal.

Structure Summary

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the outstanding principal balance of the Offered Certificates and (ii) the sum of the Principal Remittance Amount and any Excess Interest allocable to principal in order build to or maintain the Overcollateralization Target Amount.

Class A Principal Distribution Amount: Prior to the Stepdown Date or while a Trigger Event is in effect, the Class A Principal Distribution Amount will equal 100% of the Principal Distribution Amount unless the Class A Certificates are paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero..

On or after the Stepdown Date, assuming a Trigger Event is not in effect, the Class A Principal Distribution Amount will equal the lesser of (i) the Principal Distribution Amount and (ii) the excess, if any, of the outstanding principal balance of the Class A Certificates over the lesser of (a) approximately 84.10% times the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (b) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the cut-off date.

The remaining Principal Distribution Amount, if any, will be allocated to the Class M Certificates to maintain their respective Credit Enhancement Percentage.

Class M Principal Distribution Amount: The Class M Certificates will <u>not</u> receive any principal payments until the Stepdown Date unless the Class A Certificates are paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero. On or after the Stepdown Date (provided no Trigger Event is in effect), principal will be paid on the Class M Certificates, as follows:

(i) First, to the Class M-1 Certificates until approximately a 12.50% Credit Enhancement Percentage is reached (based on 2x the Class M-1 Initial Credit Enhancement Percentage),

(ii) Then to the Class M-2 Certificates until approximately a 9.50% Credit Enhancement Percentage is reached (based on 2x the Class M-2 Initial Credit Enhancement Percentage),

(iii) Then to the Class M-3 Certificates, until approximately a 7.50% Credit Enhancement Percentage is reached (based on 2x the Class M-3 Initial Credit Enhancement Percentage),

(iv) Then to the Class M-4 Certificates, until approximately a 6.00% Credit Enhancement Percentage is reached (based on 2x the Class M-4 Initial Credit Enhancement Percentage),

(v) Then to the Class M-5 Certificates, until approximately a 5.00% Credit Enhancement Percentage is reached (based on 2x the Class M-5 Initial Credit Enhancement Percentage),

(vi) Then to the Class M-6 Certificates, until approximately a 3.00% Credit Enhancement Percentage is reached (based on 2x the Class M-6 Initial Credit Enhancement Percentage),

(vii) Then to the Class M-7 Certificates, until approximately a 2.00% Credit Enhancement Percentage is reached (based on 2x the Class M-7 Initial Credit Enhancement Percentage), and

(viii) Then to the Class M-8 Certificates, until approximately a 1.00% Credit Enhancement Percentage is reached (based on 2x the Class M-8 Initial Credit Enhancement Percentage).

On or after the Stepdown Date, if a Trigger Event is in effect, the Principal Distribution Amount will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Structure Summary

Distributions:

A. Funds received with respect to interest will be applied as follows:

1. To the Master Servicer and the Servicer their respective Fees, accrued on the aggregate principal balance of the Mortgage Loans;
2. To the Mortgage Insurance Policy Provider the premium payable on the Mortgage Loans covered under the Policy
3. To the Class A Certificates to pay accrued interest and any related Interest Carry Forward Amount,
4. Sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, in that order, accrued interest for the applicable Distribution Date.

B. Available Funds not applied pursuant to A. above will be applied as follows:

1. To the Class A Certificates, pro-rata, the Class A Principal Distribution Amount.
2. To the Class M Certificates, in order of seniority, the respective Class M Principal Distribution Amount for the applicable Distribution Date.
3. To the Class M Certificates, any related Interest Carry Forward Amounts
4. To the Class M Certificates, any related Allocated Realized Loss Amount.
5. To the Class A Certificates and then sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, in that order, any Basis Risk Shortfall Carry-Forward Amounts to the extent not covered by the Interest Rate Cap Agreement; and
6. To the holders of the C Certificates and the Class P Certificates, as provided in the Pooling and Servicing Agreement.
7. To the holder of the Class R Certificates, any remaining amount.

Allocation of Losses:

Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to net monthly excess cashflow, second, to the Class C Certificates by a reduction in the Overcollateralization Amount, third, to the Class M-8 Certificates, fourth, to the Class M-7 Certificates, fifth, to the Class M-6 Certificates, sixth, to the Class M-5 Certificates, seventh, to the Class M-4 Certificates, eighth, to the Class M-3 Certificates, ninth, to the Class M-2 Certificates, and tenth, to the Class M-1 Certificates. There will be no allocation of realized losses to the Class A Certificates or the Class P Certificates.

Structure Summary

Credit Enhancement:

Credit Enhancement will be provided by:

- Monthly Excess Interest
- Overcollateralization
- Subordination
  - Class AV-1 Certificates are senior to the Class AV-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates
  - Class AV-2 Certificates are senior to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates
  - Class M Certificates with a higher numerical designation are subordinate to those Class M Certificates with a lower numerical designation

Initial Credit Support*		On or After Stepdown Date**	
Class	Percentage	Class	Percentage
Class AV-1	17.16%	Class AV-1	34.31%
Class AV-2	7.95%	Class AV-2	15.90%
Class M-1	6.25%	Class M-1	12.50%
Class M-2	4.75%	Class M-2	9.50%
Class M-3	3.75%	Class M-3	7.50%
Class M-4	3.00%	Class M-4	6.00%
Class M-5	2.50%	Class M-5	5.00%
Class M-6	1.50%	Class M-6	3.00%
Class M-7	1.00%	Class M-7	2.00%
Class M-8	0.50%	Class M-8	1.00%

**Approximate*

***Targeted*

Overcollateralization Amount:

With respect to any Distribution Date, the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period less the aggregate Certificate Principal Balance of the Class A and Class M Certificates (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Increase Amount:

As of any Distribution Date, the excess, if any, of:

(x) the Overcollateralization Target Amount for such Distribution Date over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

Overcollateralization Target Amount:

As of any Distribution Date, the Overcollateralization Target Amount is an amount equal to approximately 0.50% of the principal balance of the Mortgage Loans as of the cut-off date.

Primary Mortgage Insurance Policy:

As of the Cut-Off Date, approximately 13.76% of the Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by the Mortgage Insurance Policy Provider. For each of those Mortgage Loans, the Mortgage Insurance Policy Provider provides insurance coverage, subject to certain caveats, down to approximately 60% of the value of the related mortgaged property.

Interest Rate Cap Agreement:

On the Closing Date, the Trustee will enter into the Interest Rate Cap Agreement with the Interest Rate Cap Provider for the benefit of the Offered Certificates. The Interest Rate Cap Provider will be obligated to make monthly payments to the Trustee (based on a notional amount) when one-month LIBOR exceeds the strike rate for the related period. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds the ceiling rate for the related period. The schedule containing the notional amounts is in the table on page 12.

Structure Summary

Stepdown Date:

The earlier to occur of:

(x) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates is zero, or

(y) the later to occur of:

- (i) the Distribution Date in April 2007 and
- (ii), and the first Distribution Date on which the Senior Enhancement Percentage equals or exceeds approximately 15.90%

Trigger Event:

On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date.

Distribution Date Percentage	Percentage
April 2004 to March 2007	N/A
April 2007 to March 2008	[1.25]%
April 2008 to March 2009	[1.50]%
April 2009 to March 2010	[1.75]%
April 2010 and thereafter	[2.15]%

(ii) If the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds [60%] of the Senior Enhancement Percentage.

Mortgage Pool:

The Mortgage Loans will consist of fixed and adjustable rate closed-end Alt-A and Subprime mortgage loans, which accrue interest on an actuarial basis and are secured by first lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $316,325,578. There will be approximately 322 fixed rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $75,603,405 and approximately 1,066 adjustable rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $240,722,173. As of the Cut-off Date, approximately 90.16% of the Mortgage Loans were originated according to Homestar's "Five Star Series" underwriting guidelines (the "Alt-A Mortgage Loans") and the remaining approximately 9.84% of the Mortgage Loans were originated according to Homestar's "Contemporary Series" underwriting guidelines (the "Subprime Mortgage Loans").

Collateral Characteristics	Alt-A	Subprime
Avg. Balance	$231,684	$198,229
Coupon	5.99%	7.40%
Original LTV	80.08%	78.70%
FICO	697	617

Advances:

The Servicer is required to advance scheduled principal and interest (net of the Servicing Fee) for any delinquent Mortgage Loan. However, the Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan. If the Servicer fails to make any such advance, the Master Servicer will advance any remaining amounts of scheduled principal and interest for any delinquent Mortgage Loan (net of the Master Servicing Fee). The Servicer and Master Servicer, as applicable, are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Prepayment Interest Shortfall:

With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments.

Compensating Interest:

The Servicer is obligated to offset any Prepayment Interest Shortfall on any Distribution Date with Compensating Interest to the extent of its Servicing Fee for such Distribution Date.

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	**100%**	150%	200%
Class A V-1					
Avg. Life (yrs)	19.20	6.29	**3.26**	2.06	1.41
Window (mo)	1-340	1-191	**1-103**	1- 65	1- 46
Expected Final Mat.	Jul 2032	Feb 2020	**Oct 2012**	Aug 2009	Jan 2008
Class A V-2					
Avg. Life (yrs)	19.20	6.29	**3.26**	2.06	1.41
Window (mo)	1-340	1-191	**1-103**	1- 65	1- 46
Expected Final Mat.	Jul 2032	Feb 2020	**Oct 2012**	Aug 2009	Jan 2008
Class M-1					
Avg. Life (yrs)	25.62	10.84	**5.67**	4.09	3.83
Window (mo)	252-340	64-191	**37-103**	40- 65	44- 46
Expected Final Mat.	Jul 2032	Feb 2020	**Oct 2012**	Aug 2009	Jan 2008
Class M-2					
Avg. Life (yrs)	25.62	10.84	**5.67**	4.04	3.67
Window (mo)	252-340	64-191	**37-103**	39- 65	42- 46
Expected Final Mat.	Jul 2032	Feb 2020	**Oct 2012**	Aug 2009	Jan 2008
Class M-3					
Avg. Life (yrs)	25.62	10.84	**5.67**	4.02	3.56
Window (mo)	252-340	64-191	**37-103**	38- 65	40- 46
Expected Final Mat.	Jul 2032	Feb 2020	**Oct 2012**	Aug 2009	Jan 2008
Class M-4					
Avg. Life (yrs)	25.62	10.84	**5.67**	3.99	3.50
Window (mo)	252-340	64-191	**37-103**	38- 65	39- 46
Expected Final Mat.	Jul 2032	Feb 2020	**Oct 2012**	Aug 2009	Jan 2008
Class M-5					
Avg. Life (yrs)	25.62	10.84	**5.67**	3.99	3.44
Window (mo)	252-340	64-191	**37-103**	38- 65	39- 46
Expected Final Mat.	Jul 2032	Feb 2020	**Oct 2012**	Aug 2009	Jan 2008
Class M-6					
Avg. Life (yrs)	25.51	10.52	**5.46**	3.84	3.32
Window (mo)	252-340	64-191	**37-103**	37- 65	38- 46
Expected Final Mat.	Jul 2032	Feb 2020	**Oct 2012**	Aug 2009	Jan 2008
Class M-7					
Avg. Life (yrs)	25.10	9.59	**4.90**	3.47	3.18
Window (mo)	252-327	64-154	**37- 80**	37- 51	37- 38
Expected Final Mat.	Jun 2031	Jan 2017	**Nov 2010**	Jun 2008	May 2007
Class M-8					
Avg. Life (yrs)	23.58	7.62	**3.87**	3.15	3.14
Window (mo)	252-310	64-124	**37- 62**	37- 39	37- 37
Expected Final Mat.	Jan 2030	Jul 2014	**May 2009**	Jun 2007	Apr 2007

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	**100%**	150%	200%
<u>Class A V-1</u>					
Avg. Life (yrs)	19.26	6.70	**3.55**	2.26	1.55
Window (mo)	1-357	1-332	**1-228**	1-153	1-110
Expected Final Mat.	Dec 2033	Nov 2031	**Mar 2023**	Dec 2016	May 2013
<u>Class AV-2</u>					
Avg. Life (yrs)	19.26	6.70	**3.55**	2.26	1.55
Window (mo)	1-357	1-332	**1-228**	1-153	1-110
Expected Final Mat.	Dec 2033	Nov 2031	**Mar 2023**	Dec 2016	May 2013
<u>Class M-1</u>					
Avg. Life (yrs)	25.74	11.55	**6.13**	4.41	4.06
Window (mo)	252-352	64-264	**37-152**	40- 99	44- 70
Expected Final Mat.	Jul 2033	Mar 2026	**Nov 2016**	Jun 2012	Jan 2010
<u>Class M-2</u>					
Avg. Life (yrs)	25.73	11.45	**6.06**	4.31	3.86
Window (mo)	252-350	64-250	**37-142**	39- 92	42- 65
Expected Final Mat.	May 2033	Jan 2025	**Jan 2016**	Nov 2011	Aug 2009
<u>Class M-3</u>					
Avg. Life (yrs)	25.71	11.31	**5.96**	4.22	3.70
Window (mo)	252-348	64-234	**37-131**	38- 84	40- 59
Expected Final Mat.	Mar 2033	Sep 2023	**Feb 2015**	Mar 2011	Feb 2009
<u>Class M-4</u>					
Avg. Life (yrs)	25.68	11.14	**5.85**	4.12	3.58
Window (mo)	252-346	64-219	**37-121**	38- 77	39- 54
Expected Final Mat.	Jan 2033	Jun 2022	**Apr 2014**	Aug 2010	Sep 2008
<u>Class M-5</u>					
Avg. Life (yrs)	25.64	10.95	**5.73**	4.04	3.47
Window (mo)	252-343	64-204	**37-111**	38- 71	39- 50
Expected Final Mat.	Oct 2032	Mar 2021	**Jun 2013**	Feb 2010	May 2008
<u>Class M-6</u>					
Avg. Life (yrs)	25.51	10.52	**5.46**	3.84	3.32
Window (mo)	252-340	64-191	**37-103**	37- 65	38- 46
Expected Final Mat.	Jul 2032	Feb 2020	**Oct 2012**	Aug 2009	Jan 2008
<u>Class M-7</u>					
Avg. Life (yrs)	25.10	9.59	**4.90**	3.47	3.18
Window (mo)	252-327	64-154	**37- 80**	37- 51	37- 38
Expected Final Mat.	Jun 2031	Jan 2017	**Nov 2010**	Jun 2008	May 2007
<u>Class M-8</u>					
Avg. Life (yrs)	23.58	7.62	**3.87**	3.15	3.14
Window (mo)	252-310	64-124	**37- 62**	37- 39	37- 37
Expected Final Mat.	Jan 2030	Jul 2014	**May 2009**	Jun 2007	Apr 2007

Net WAC Cap - Static Indices

Pd	Net WAC Cap (%)	Pd	Net WAC Cap (%)	Pd	Net WAC Cap (%)
1	3.31	36	5.44	71	4.60
2	5.64	37	4.91	72	5.10
3	5.46	38	5.08	73	4.61
4	5.64	39	4.92	74	4.76
5	5.33	40	5.08	75	4.61
6	5.32	41	4.92	76	4.77
7	5.50	42	4.92	77	4.62
8	5.32	43	5.09	78	4.62
9	5.50	44	4.93	79	4.78
10	5.33	45	5.09	80	4.63
11	5.28	46	4.93	81	4.78
12	5.85	47	4.93	82	4.63
13	5.29	48	5.27	83	4.63
14	5.46	49	4.94	84	5.13
15	5.29	50	5.10	85	4.63
16	5.47	51	4.94	86	4.79
17	5.29	52	5.11	87	4.64
18	5.29	53	4.94	88	4.80
19	5.46	54	4.94	89	4.64
20	5.28	55	5.11	90	4.65
21	5.45	56	4.95	91	4.80
22	5.21	57	5.11	92	4.65
23	5.00	58	4.58	93	4.81
24	5.53	59	4.57	94	4.66
25	4.99	60	5.06	95	4.66
26	5.16	61	4.57	96	4.99
27	5.00	62	4.73	97	4.67
28	5.17	63	4.58	98	4.83
29	5.00	64	4.73	99	4.67
30	5.00	65	4.58	100	4.83
31	5.17	66	4.59	101	4.68
32	5.01	67	4.74	102	4.68
33	5.17	68	4.59	103	4.84
34	4.96	69	4.75		
35	4.92	70	4.60		

Assumptions:

1. Run at Pricing Speed
2. Static Indices: 1-Month Libor; 1.09%; 6-Month Libor; 1.17%
3. Fees Include the Master Servicing Fee, the respective Servicer Fees and the Mortgage Insurance Policy Premium for those loans covered under the Policy

Net WAC Cap - Indices @ 20%

Pd	Net WAC Cap (%)	Pd	Net WAC Cap (%)	Pd	Net WAC Cap (%)
1	10.05	36	10.05	71	10.05
2	10.06	37	10.04	72	10.22
3	10.05	38	10.05	73	10.05
4	10.05	39	10.05	74	10.05
5	10.04	40	10.05	75	10.05
6	10.05	41	10.04	76	10.05
7	10.05	42	10.06	77	10.05
8	10.06	43	10.06	78	10.06
9	10.05	44	10.05	79	10.06
10	10.06	45	10.05	80	10.05
11	10.06	46	10.05	81	10.05
12	10.04	47	10.06	82	10.05
13	10.05	48	10.06	83	10.05
14	10.05	49	10.05	84	10.16
15	10.05	50	10.05	85	10.05
16	10.05	51	10.05	86	10.05
17	10.05	52	10.05	87	10.05
18	10.05	53	10.05	88	10.05
19	10.05	54	10.04	89	10.04
20	10.05	55	10.05	90	10.06
21	10.05	56	10.05	91	10.06
22	10.05	57	10.05	92	10.06
23	10.05	58	10.04	93	10.05
24	10.06	59	10.04	94	10.05
25	10.05	60	10.30	95	10.05
26	10.05	61	10.04	96	10.05
27	10.04	62	10.05	97	10.05
28	10.05	63	10.06	98	10.04
29	10.05	64	10.05	99	10.04
30	10.06	65	10.06	100	10.04
31	10.05	66	10.05	101	10.05
32	10.05	67	10.05	102	10.06
33	10.05	68	10.05	103	10.05
34	10.05	69	10.05		
35	10.06	70	10.05		

Assumptions:

1. Run at Pricing Speed
2. Fees Include the Master Servicing Fee, the respective Servicer Fees and the Mortgage Insurance Policy Premium for those loans covered under the Policy
3. Assumes proceeds from the Interest Rate Cap Agreement Included

Interest Rate Cap Schedule

Period	Notional Schedule ($)	Period	Notional Schedule ($)
1	314,743,000	53	97,425,800
2	308,322,625	54	95,238,127
3	301,959,416	55	93,099,021
4	295,651,269	56	91,007,389
5	289,396,435	57	88,962,165
6	283,193,895	58	86,962,333
7	277,042,425	59	85,009,628
8	270,941,301	60	83,100,154
9	264,890,480	61	81,232,944
10	258,941,237	62	79,407,053
11	253,100,942	63	77,621,557
12	247,389,901	64	75,875,553
13	241,807,953	65	74,168,158
14	236,352,151	66	72,498,511
15	231,019,617	67	70,865,770
16	225,807,536	68	69,269,109
17	220,713,161	69	67,707,723
18	215,733,894	70	66,180,825
19	210,867,021	71	64,687,644
20	206,109,979	72	63,227,430
21	201,460,530	73	61,799,446
22	196,916,232	74	60,402,976
23	192,489,577	75	59,037,315
24	188,164,655	76	57,701,779
25	183,936,818	77	56,395,696
26	179,803,866	78	55,118,410
27	175,763,702	79	53,869,282
28	171,814,247	80	52,647,684
29	167,957,268	81	51,453,003
30	164,187,470	82	50,284,640
31	160,502,093	83	49,142,010
32	156,899,208	84	48,024,542
33	153,376,993	85	46,931,686
34	149,933,641	86	45,862,885
35	146,570,353	87	44,817,605
36	143,283,005	88	43,795,323
37	140,069,302	89	42,795,529
38	136,927,345	90	41,817,724
39	133,855,549	91	40,861,420
40	130,852,345	92	39,926,140
41	127,918,384	93	39,011,418
42	125,050,281	94	38,116,799
43	122,246,132	95	37,241,836
44	119,504,443	96	36,386,094
45	116,823,806	97	35,549,148
46	114,202,872	98	34,730,581
47	111,641,067	99	33,929,986
48	109,136,585	100	33,146,967
49	106,687,836	101	32,381,133
50	104,293,528	102	31,632,104
51	101,952,438	103	30,899,510
52	99,663,389		

Excess Interest - Static Indices

Pd	Excess Interest	Pd	Excess Interest	Pd	Excess Interest
1	3.16	36	3.67	71	3.25
2	4.18	37	3.52	72	3.40
3	4.13	38	3.59	73	3.26
4	4.18	39	3.54	74	3.31
5	4.00	40	3.60	75	3.27
6	3.99	41	3.55	76	3.32
7	4.04	42	3.55	77	3.28
8	3.99	43	3.60	78	3.28
9	4.04	44	3.56	79	3.34
10	3.99	45	3.61	80	3.29
11	3.95	46	3.56	81	3.34
12	4.09	47	3.56	82	3.30
13	3.95	48	3.67	83	3.31
14	3.99	49	3.57	84	3.45
15	3.95	50	3.62	85	3.31
16	3.99	51	3.58	86	3.36
17	3.95	52	3.63	87	3.32
18	3.95	53	3.58	88	3.37
19	3.99	54	3.59	89	3.33
20	3.93	55	3.64	90	3.34
21	3.97	56	3.59	91	3.39
22	3.86	57	3.64	92	3.35
23	3.64	58	3.22	93	3.40
24	3.78	59	3.20	94	3.36
25	3.63	60	3.35	95	3.36
26	3.68	61	3.21	96	3.46
27	3.63	62	3.26	97	3.37
28	3.68	63	3.22	98	3.42
29	3.63	64	3.27	99	3.38
30	3.63	65	3.23	100	3.43
31	3.68	66	3.23	101	3.39
32	3.63	67	3.28	102	3.40
33	3.68	68	3.24	103	3.45
34	3.58	69	3.29		
35	3.54	70	3.25		

Assumptions:

1. Run at Pricing Speed
2. Static Indices: 1-Month Libor; 1.09%; 6-Month Libor; 1.17%
3. Net WAC (30/360), Bond WAC (ACT/360), Excess (30/360)

BREAK-EVEN ANALYSIS

BREAKEVEN (1ST DOLLAR LOSS) Forwards				
Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	Yield (%)	WAL (yrs.)
M-1	10.53	11.81	5.39	13.11
M-2	8.97	10.45	5.50	14.04
M-3	7.96	9.52	5.69	15.49
M-4	7.16	8.74	6.22	16.74
M-5	6.58	8.16	6.36	18.09
M-6	5.40	6.91	6.42	16.82
M-7	4.70	6.14	6.70	19.17
M-8	3.99	5.32	6.76	19.57

Assumptions

1. Stepdown fail
2. 40% loss severity
3. 6 month lag
4. 1st dollar loss
5. Run at Pricing Speed
7. P&I Advance
8. LIBOR Forward Curves as of 02/26/2004, One Year Treasury Forward Curves as of 02/25/2004
9. Proceeds from the Interest Rate Cap Agreements Included
10. Certificates purchased at par
11. Deal settles on 03/05/2004

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		1,388	
Total Outstanding Loan Balance		$316,325,578	
Average Loan Principal Balance		$227,900	$31,899 - $2,000,000
WA Coupon*		6.13%	3.50% - 10.20%
WA Remaining Term (mo.)		352	171 - 359
WA Original LTV		79.94%	20.51% - 100.00%
WA FICO**		689	520 - 810
WA Seasoning (mo.)		3	1 - 12
1st Liens		100%	
Loan Type			
ARM		76.10%	
Fixed		23.90%	
Geographic Distribution			
	CA	37.35%	
	GA	22.61%	
	NJ	5.72%	
ARM Characteristics			
Gross Margin		3.49%	1.00% - 9.70%
Initial Periodic Cap		2.87%	1.00% - 6.00%
Subsequent Periodic Cap		1.00%	All ARM loans 1.00%
Lifetime Maximum Rate		11.92%	9.25% - 16.20%
Lifetime Minimum Rate		3.55%	1.00% - 10.20%

* The weighted average coupon of the Mortgage Loans after adjusting for the Mortgage Insurance Policy Premium is 5.94%

**Zero Values Excluded

COLLATERAL TABLES – TOTAL POOL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
25,000.01 - 50,000.00	18	$778,050.00	0.25%
50,000.01 - 100,000.00	189	15,418,035.00	4.86
100,000.01 - 150,000.00	304	38,420,421.39	12.12
150,000.01 - 200,000.00	283	49,490,113.00	15.61
200,000.01 - 250,000.00	196	43,776,692.00	13.81
250,000.01 - 300,000.00	117	32,185,401.00	10.15
300,000.01 - 350,000.00	83	26,782,175.00	8.45
350,000.01 - 400,000.00	48	18,063,866.00	5.70
400,000.01 - 450,000.00	36	15,394,585.00	4.86
450,000.01 - 500,000.00	33	15,744,699.00	4.97
500,000.01 - 550,000.00	10	5,231,800.00	1.65
550,000.01 - 600,000.00	13	7,438,042.00	2.35
600,000.01 - 650,000.00	20	12,680,820.00	4.00
650,000.01 - 700,000.00	4	2,734,300.00	0.86
700,000.01 - 750,000.00	5	3,661,600.00	1.16
750,000.01+	29	29,182,475.00	9.21
Total:	**1,388**	**$316,983,074.39**	**100.00%**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
25,000.01 - 50,000.00	18	$775,864.49	0.25%
50,000.01 - 100,000.00	190	15,491,891.96	4.90
100,000.01 - 150,000.00	303	38,238,768.57	12.09
150,000.01 - 200,000.00	285	49,782,690.75	15.74
200,000.01 - 250,000.00	194	43,289,326.73	13.69
250,000.01 - 300,000.00	117	32,115,683.82	10.15
300,000.01 - 350,000.00	84	27,085,538.48	8.56
350,000.01 - 400,000.00	48	18,065,998.97	5.71
400,000.01 - 450,000.00	35	14,945,403.16	4.72
450,000.01 - 500,000.00	33	15,710,259.60	4.97
500,000.01 - 550,000.00	11	5,762,414.05	1.82
550,000.01 - 600,000.00	12	6,882,960.96	2.18
600,000.01 - 650,000.00	20	12,648,697.93	4.00
650,000.01 - 700,000.00	4	2,730,238.77	0.86
700,000.01 - 750,000.00	5	3,656,892.26	1.16
750,000.01+	29	29,142,947.88	9.21
Total:	**1,388**	**$316,325,578.38**	**100.00%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
3.500 - 3.999	5	$2,696,720.00	0.85%
4.000 - 4.499	23	5,186,580.95	1.64
4.500 - 4.999	105	29,330,365.66	9.27
5.000 - 5.499	179	42,981,867.35	13.59
5.500 - 5.999	255	72,366,607.26	22.88
6.000 - 6.499	198	47,663,881.08	15.07
6.500 - 6.999	280	56,295,414.60	17.80
7.000 - 7.499	139	26,533,867.34	8.39
7.500 - 7.999	107	18,655,869.15	5.90
8.000 - 8.499	64	9,995,159.65	3.16
8.500 - 8.999	29	3,955,052.44	1.25
9.000 - 9.499	1	190,853.22	0.06
9.500 - 9.999	2	343,506.42	0.11
10.000 - 10.499	1	129,833.26	0.04
Total:	**1,388**	**$316,325,578.38**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
169 - 204	29	$8,394,172.69	2.65%
205 - 240	6	898,784.02	0.28
313 - 348	2	760,605.54	0.24
349 - 360	1,351	306,272,016.13	96.82
Total:	**1,388**	**$316,325,578.38**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 006	1,358	$305,125,283.62	96.46%
007 - 012	30	11,200,294.76	3.54
Total:	**1,388**	**$316,325,578.38**	**100.00%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	3	$739,473.59	0.23%
25.01 - 30.00	3	614,526.25	0.19
30.01 - 35.00	6	887,059.44	0.28
35.01 - 40.00	10	1,642,299.30	0.52
40.01 - 45.00	14	2,898,512.90	0.92
45.01 - 50.00	15	3,677,628.65	1.16
50.01 - 55.00	22	5,756,272.98	1.82
55.01 - 60.00	34	12,473,775.15	3.94
60.01 - 65.00	28	8,498,067.95	2.69
65.01 - 70.00	102	28,128,160.18	8.89
70.01 - 75.00	79	20,273,199.85	6.41
75.01 - 80.00	484	127,804,723.02	40.40
80.01 - 85.00	48	9,658,067.18	3.05
85.01 - 90.00	156	28,412,872.35	8.98
90.01 - 95.00	186	29,690,015.07	9.39
95.01 - 100.00	198	35,170,924.52	11.12
Total:	**1,388**	**$316,325,578.38**	**100.00%**

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Primary	1,074	$263,513,446.67	83.30%
Investor	280	43,327,367.81	13.70
Second Home	34	9,484,763.90	3.00
Total:	**1,388**	**$316,325,578.38**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Single Family Detached	820	$189,270,321.44	59.83%
PUD	306	72,712,890.75	22.99
2-4 Family Detached	114	25,721,346.31	8.13
Condominium	129	23,875,966.24	7.55
Single Family Attached	19	4,745,053.64	1.50
Total:	**1,388**	**$316,325,578.38**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Purchase	819	$167,332,749.96	52.90%
Cash-out Refinance	372	98,933,769.33	31.28
Rate/Term Refinance	197	50,059,059.09	15.83
Total:	**1,388**	**$316,325,578.38**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Stated Income	759	$187,037,574.53	59.13%
Full Income Documentation	299	67,432,473.46	21.32
No Income Documentation	256	49,402,844.98	15.62
Limited Income Documentation	74	12,452,685.41	3.94
Total:	**1,388**	**$316,325,578.38**	**100.00%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2 Yr Fix 6 Mo ARM	549	$125,198,132.69	39.58%
30 Yr Fixed	287	66,310,448.45	20.96
5 Yr Fix 6 Mo ARM	240	50,565,789.49	15.99
6 Mo ARM	201	46,865,881.83	14.82
3 Yr Fix 6 Mo ARM	70	16,777,552.01	5.30
15 Yr Fixed	28	8,206,052.72	2.59
7 Yr Fix 6 Mo ARM	4	951,832.87	0.30
20 Yr Fixed	6	898,784.02	0.28
10 Yr Fix 6 Mo ARM	1	$251,225.43	0.08
Fixed Ball 30 15	1	188,119.97	0.06
3 Yr Fix 1 Yr ARM	1	111,758.90	0.04
Total:	**1,388**	**$316,325,578.38**	**100.00%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Arizona	52	$8,165,417.02	2.58%
California	365	118,144,727.23	37.35
Colorado	69	15,054,239.75	4.76
Connecticut	33	7,487,261.32	2.37
Florida	77	14,453,500.13	4.57
Georgia	362	71,515,338.12	22.61
Illinois	23	3,570,747.40	1.13
Maryland	18	3,695,320.30	1.17
Massachusetts	27	5,745,555.24	1.82
Nevada	25	4,069,872.49	1.29
New Jersey	85	18,080,290.02	5.72
New York	65	16,992,880.74	5.37
Pennsylvania	26	3,795,597.22	1.20
Texas	26	3,866,398.14	1.22
Washington	31	5,943,501.49	1.88
Other	104	15,744,931.77	4.98
Total:	**1,388**	**$316,325,578.38**	**100.00%**

Original Prepayment Penalty Term for Mortgage Loans

Original Prepayment Penalty Term (mos.)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0	747	$162,128,354.08	51.25%
6	7	3,253,034.22	1.03
12	41	12,441,999.42	3.93
24	356	82,315,684.43	26.02
30	1	172,735.41	0.05
36	84	17,396,165.13	5.50
60	152	38,617,605.69	12.21
Total:	**1,388**	**$316,325,578.38**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
520 - 539	14	$2,964,091.42	94.00%
540 - 559	11	2,549,014.75	0.81
560 - 579	11	2,306,577.73	0.73
580 - 599	17	2,453,786.47	0.78
600 - 619	33	6,591,974.31	2.08
620 - 639	117	29,427,889.12	9.30
640 - 659	158	36,237,567.20	11.46
660 - 679	261	55,125,902.56	17.43
680 - 699	239	56,794,927.88	17.95
700 - 719	156	36,361,172.33	11.49
720 - 739	123	26,763,964.27	8.46
740 - 759	112	23,664,869.83	7.48
760 - 779	85	23,251,857.89	7.35
780 - 799	46	9,855,899.97	3.12
800+	5	1,976,082.65	0.62
Total:	**1,388**	**$316,325,578.38**	**100.00%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.000 - 2.999	691	$169,547,039.77	70.43%
4.000 - 4.499	1	390,104.16	0.16
4.750 - 4.999	1	283,396.28	0.12
5.000 - 5.249	232	42,085,536.67	17.48
5.250 - 5.499	5	1,052,987.26	0.44
5.500 - 5.749	5	1,128,212.54	0.47
5.750 - 5.999	7	1,755,153.63	0.73
6.000 - 6.249	7	1,577,277.90	0.66
6.250 - 6.499	18	4,058,715.66	1.69
6.500 - 6.749	8	1,663,488.41	0.69
6.750 - 6.999	26	5,278,758.76	2.19
7.000 - 7.249	15	3,488,976.75	1.45
Greater than 7.249	50	8,412,525.43	3.49
Total:	**1,066**	**$240,722,173.22**	**100.00%**

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
April 2004	2	$312,000.00	0.13%
May 2004	28	6,115,286.00	2.54
June 2004	28	5,513,909.67	2.29
July 2004	75	15,697,423.00	6.52
August 2004	66	18,670,909.00	7.76
September 2004	2	556,354.16	0.23
April 2005	1	209,994.80	0.09
July 2005	1	860,000.00	0.36
August 2005	2	1,175,702.97	0.49
September 2005	5	865,735.21	0.36
October 2005	18	4,161,323.43	1.73
November 2005	77	17,310,403.88	7.19
December 2005	118	27,160,033.42	11.28
January 2006	246	52,327,310.21	21.74
February 2006	81	21,127,628.77	8.78
June 2006	1	196,000.00	0.08
August 2006	1	111,758.90	0.05
November 2006	9	3,017,700.00	1.25
December 2006	15	4,105,593.38	1.71
January 2007	24	4,805,558.08	2.00
February 2007	21	4,652,700.55	1.93
June 2008	2	974,930.00	0.41
August 2008	2	289,655.00	0.12
September 2008	3	390,732.30	0.16
October 2008	6	893,588.26	0.37
November 2008	76	15,416,155.33	6.40
December 2008	66	13,918,399.10	5.78
January 2009	60	13,976,755.93	5.81
February 2009	25	4,705,573.57	1.95
November 2010	1	419,500.00	0.17
February 2011	3	532,332.87	0.22
December 2013	1	251,225.43	0.10
Total:	**1,066**	**$240,722,173.22**	**100.00%**

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Less than 12.500	704	$172,900,595.91	71.83%
12.500 - 12.999	67	13,734,856.15	5.71
13.000 - 13.499	59	12,054,842.54	5.01
13.500 - 13.999	86	16,678,236.47	6.93
14.000 - 14.499	65	11,715,499.10	4.87
14.500 - 14.999	53	9,126,871.23	3.79
15.000 - 15.499	24	3,708,518.13	1.54
15.500 - 15.999	7	672,920.43	0.28
16.000 - 16.499	1	129,833.26	0.05
Total:	**1,066**	**$240,722,173.22**	**100.00%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Less than 6.500	943	$216,461,425.07	89.92%
6.500 - 6.999	26	5,882,526.00	2.44
7.000 - 7.499	32	6,476,719.97	2.69
7.500 - 7.999	29	5,689,657.08	2.36
8.000 - 8.499	19	3,319,775.11	1.38
8.500 - 8.999	13	2,227,877.09	0.93
9.000 - 9.499	1	190,853.22	0.08
9.500 - 9.999	2	343,506.42	0.14
10.000 - 10.499	1	129,833.26	0.05
Total:	**1,066**	**$240,722,173.22**	**100.00%**

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.00	201	$46,865,881.83	19.47%
2.00	231	41,750,242.21	17.34
3.00	389	100,337,201.39	41.68
5.00	240	50,565,789.49	21.01
6.00	5	1,203,058.30	0.50
Total:	**1,066**	**$240,722,173.22**	**100.00%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.00	1,066	$240,722,173.22	100.00%
Total:	**1,066**	**$240,722,173.22**	**100.00%**